Filed by TIAA-CREF Funds (Commission File No. 333-282593)

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Investment Funds, Inc. (Commission File No. 811- 05309)

PO Box 43131

Providence, RI 02940-3131

RESPONSE NEEDED

Re: Your investment in Nuveen Mid Cap Value 1 Fund

Dear Shareholder:

We have been trying to contact you regarding an important proposal pertaining to your investment in Nuveen Mid Cap Value 1 Fund.

Please call us toll-free at

1-866-735-4586

Please respond as soon as possible with the Reference Number listed above. The call will take only a few moments.

You will not be asked for confidential information and your call will be recorded for your protection.

Hours of Operation:

●	Monday through Friday - 10:00 a.m. to 11:00 p.m. ET
●	Saturday - 12:00 p.m. to 6:00 p.m. ET

Thank you in advance for your participation.